GKN PLC

GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

05013145

SEC MAIL PROCESSING RECEIVED DEC 06 2005 WASH. D.C. 209 SECTION

23 November 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN plc

GKN plc – Board and Executive Committee Membership

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Enc

dlw 12/8

Regulatory Announcement

GKN plc: BOARD AND EXECUTIVE COMMITTEE MEMBERSHIP

The Board of GKN plc announces the following changes to the Board of GKN plc and to the Company's Executive Committee:-

- Ian Griffiths, currently Group Managing Director GKN Automotive, is resigning from the Board and the Service of the Group, at his own request, to become Managing Director of a major UK based business. His resignation is with effect from 31st January 2006;

- Nigel Stein, Finance Director of GKN plc, will, in addition to his existing role, assume responsibility for Corporate Development;

- Richard Clowes, currently Group Managing Director Corporate Development, will, in the light of the changes in the management of activities relating to corporate development, stand down from the Board of GKN plc and leave the service of the Group with effect from 31st December 2005.

The Company continues its policy of developing its highly talented senior executive team and accordingly, in addition to Kevin Smith, Nigel Stein and Maureen Constantine (Group Human Resources Director), the following are also appointed to the Company's Executive Committee with effect from 1st January 2006:

> Marcus Bryson (Chief Executive Aerospace Propulsion Systems and Special Products Division who will assume responsibility for the Aerospace businesses);
> Arthur Connelly (Chief Executive GKN Driveline Driveshafts);
> Grey Denham (Group Secretary);
> Simon Pryce (Chief Executive GKN Diversified Businesses Group);
> Andrew Reynolds Smith (Chief Executive GKN Sinter Metals); and
> Martyn Vaughan (Chief Executive GKN OffHighway).

All members of the Committee will report directly to Kevin Smith who will relinquish day to day operational responsibility for the Group's Aerospace Activities.

GKN's Chairman, Roy Brown, said on behalf of the Board:

> "We wish to record our sincerest thanks for the very valuable contribution made over the years by Ian Griffiths who first joined the Group in 1975 and Richard Clowes, who joined in 1991. We are delighted to take this opportunity to appoint to the Executive Committee the leaders of the Automotive, OffHighway and Aerospace Divisions. We are also pleased that Grey Denham, who in addition to his role as Company Secretary of GKN plc, leads responsibility for Compliance and Governance, will be joining the Committee".

23 November 2005